Report of Independent Registered Public Accounting Firm

To the Board of Governors

Northmarq Capital, LLC

We have examined management’s assertion, included in the accompanying Management’s Report on Assessment of 2021 Compliance by Northmarq Capital, LLC with Regulation AB Servicing Criteria (Management’s Assertion), that Northmarq Capital, LLC (the Company) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s (SEC) Regulation AB for services by the Company that are encompassed by contractual obligations to perform Regulation AB reporting (the “Platform”), including only those asset-backed securities transactions defined below, as of and for the year ended December 31, 2021, excluding the following criteria set forth in Items 1122(d)(1)(iii), 1122(d)(3)(i)C and D, 1122(d)(3)(ii), 1122(d)(3)(iii), 1122(d)(3)(iv), 1122(d)(4)(vii) and 1122(d)(4)(xv), which management has determined are not applicable to the activities performed by the Company with respect to the Platform covered by this report. Appendices A and B to Management’s Assertion identify the individual asset-backed transactions defined by management as constituting the Platform. Management is responsible for Northmarq Capital, LLC’s compliance with the applicable servicing criteria. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the applicable servicing criteria based on our examination.

Our examination was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the applicable servicing criteria, including tests on a sample basis of the servicing activities related to the Platform, determining whether the Company performed those activities in compliance with the servicing criteria during the specified period and performing such other procedures as we considered necessary in the circumstances. Our procedures were limited to selected servicing activities performed by the Company during the period covered by this report and, accordingly, such samples may not have included servicing activities related to each asset- backed transaction in the Platform. Further, an examination is not designed to detect noncompliance arising from errors that may have occurred prior to the period specified above that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

As described in Management’s Assertion, for servicing criterion 1122(d)(1)(ii) and 1122(d)(2)(i), the Company has engaged vendors to perform certain activities required by this servicing criterion. The Company has determined that these vendors are not considered “servicers” as defined in Item 1101(j) of Regulation AB, and the Company has elected to take responsibility for assessing compliance with the servicing criterion applicable to these vendors as permitted by Section 200.06 of the Compliance and Disclosure Interpretations (Section 200.06). As permitted by Section 200.06, the Company has asserted that it has policies and procedures in place designed to provide reasonable assurance that the vendor's activities comply in all material respects with the servicing criterion applicable to these vendors. The Company is solely responsible for determining that it meets the SEC requirements to apply Section 200.06 for the vendors and related criterion as described in its assertion, and we performed no procedures with respect to the Company’s determination of its eligibility to use Section 200.06.

In our opinion, management’s assertion that Northmarq Capital, LLC complied with the aforementioned applicable servicing criteria as of and for the year ended December 31, 2021, for the Platform is fairly stated, in all material respects.

/s/ RSM US LLP

Minneapolis, Minnesota

February 10, 2022